UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 270TH MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 27, 2015

1. DATE, TIME AND PLACE: On May 27, 2015, at 9:00 a.m., at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). The meeting was also attended by the Chief Executive Officer and Executive Vice-Presidents.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

First, the Board of Executive Officers of the Company welcomed the members of the Board of Directors and Fiscal Council for an integration of these bodies, followed by a presentation of the CPFL group, including its business areas, economic and financial performance, strategy and hydrologic scenario. The newly elected directors also participated in a visit to the Operations Centers of the distributors and were introduced to the electric vehicles in use.

After discussing and examining the items on the Agenda, the Directors unanimously resolved to:

(i)            Approve the minutes of the 268th and 269th meetings of the Board of Directors held on May 6 and 22, 2015, respectively;

(ii)          Approve the constitution of two (2) Advisory Commissions of the Board of Directors for the period 2015/2016, namely: Strategy Commission and Budget and Corporate Finance Commission;

(iii)         Appoint the following members to the Advisory Committees of the Board of Directors to serve a term of one (1) year: Strategy Commission: Fernando Luiz Aguiar Filho; João Ernesto de Lima Mesquita and Carlos Eduardo Reich; and Budget and Corporate Finance Commission: Fernando Luiz Aguiar Filho; Alexandre José Fava de Souza Júnior and Carlos Eduardo Reich;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(iv)         Examine the Worksheets of the Board’s Advisory Committees and Commissions for the period from May 2015 to April 2016;

(v)          Approve the disclosure by the Company that Mr. Marcelo de Andrade, elected to the Audit Board at the Annual Shareholders' Meeting held on April 29, qualifies as a financial expert under Section 407 of the Sarbanes-Oxley Act, and in accordance with the rules of the U.S. Securities and Exchange Commission ("SEC") applicable to foreign companies listed in a U.S. stock exchange;

(vi)       Take cognizance of the rectification of the number of shares comprising the capital stock of Companhia Luz e Força de Mococa (“CPFL Mococa”) mentioned in Resolution 2015003-Mo of the Board of Executive Officers, which was used as basis for the decision taken in item (v.xvii) of the minutes of the 264th meeting of the Board, on March 25, in order to correct the corporate documents, as described in Resolution 2015049-E of the Board of Executive Officers;

(vii)        Take cognizance of the themes examined by the Board’s Advisory Committees and Commissions in the month of May; and

(viii)      Take cognizance of the managerial highlights and material facts in May, reported by the Chief Executive Officer.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos - Chairman, Décio Bottechia Júnior – Vice-Chairman, Albrecht Curt Reuter Domenech, Ana Maria Elorrieta, Deli Soares Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 9, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.